Farm-out of Molybdenum Property


 Globetech Ventures Corp. ('Globetech') is pleased to announce that Forbes and Manhattan B.C. Ltd. ('Manhattan') has entered into an option agreement with Globetech. Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.


 As previously reported by Globetech, geologist John Kowalchuk, P. Geol. indicated that the Gladys Lake Property contained molybdenum and gold targets. Although Globetech has focused on the molybdenum potential at Gladys Lake, the company considers it important to evaluate the potential of gold mineralization peripheral to the molybdenum bearing stock.

 The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia. The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and soil geochemical surveys, trenching and 726 metres of diamond drilling were completed.


 In the same general area, some 28 kilometers from the Gladys Lake Property, Adanac Molydenum Corporation have announced a decision to place their property into production at the rate of 20,000 tonnes per day for a period of 20 years. The ore grade for the first five years is calculated at 0.084%. The Ruby Creek property is located 22 kilometres northeast of Atlin.

 In the Gladys Lake area, the Davenport, Lincoln and Consolation creeks draining the ridge hosting the molybdenum mineralization are staked for placer gold. Minfile reports for these placer deposits that only small amounts of gold were recovered however much of the gold was reported as coarse gold. In fact, the original lode claims (Lett 1 to 6) staked by the prospector were to cover suspected gold mineralization. In 1990, Waratah Investment Corporation recovered anomalous gold in soil samples peripheral to the molybdenite bearing stock. A total of ten soil samples ranging from 26 ppb gold to 1,010 ppb gold were taken from two lines north and south of the molybdenum mineralization.

 The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group. These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a large stock-like body at depth. Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks. The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

 Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite. Veins commonly range from 1/8 in to 3/4 in wide and are relatively continuous and sharp walled. The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex. Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed.

 The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet). This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.




 On Behalf of the Board

 "Casey Forward"
  President

 Forward-Looking Statement

 This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws that involve risks and uncertainties. Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.
 Factors that could cause actual results to differ materially from expectations include the effects of general economic conditions, actions by government authorities, uncertainties associated with contract negotiations, additional financing requirements, market acceptance of the Company's products and competitive pressures. These factors and others are more fully discussed in Company filings with U.S. securities regulatory authorities.




 Date:   June 25, 2007